UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CAPITAL SOUTHWEST CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140501107

(CUSIP Number)

Daniel R. Zuckerman

155 N. Wacker Drive, Suite 1700

Chicago, Il 60606

312-948-8002

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140501107	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zuckerman Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 297,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (based on 3,800,393 shares of Common Stock outstanding, per Form 10-Q dated February 7, 2013).
14	TYPE OF REPORTING PERSON IA/OO

CUSIP No. 140501107	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherwin A. Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 297,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (based on 3,800,393 shares of Common Stock outstanding, per Form 10-Q dated February 7, 2013).
14	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 140501107	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel R. Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 297,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (based on 3,800,393 shares of Common Stock outstanding, per Form 10-Q dated February 7, 2013).
14	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 140501107	Page 5 of 8

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $1.00 per share (the “Common Stock”), of Capital Southwest Corporation, (the “Issuer”) whose principal executive offices are located at 12900 Preston Road, Dallas, TX 75230. This Amendment No. 1 (“Amendment No. 1”) supplements and amends the Schedule 13D filed on May 31, 2012 (the “Original Schedule 13D”) by Zuckerman Investment Group LLC (“ZIG”), Sherwin A. Zuckerman, and Daniel R. Zuckerman (collectively, the “Reporting Persons”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. The Reporting Persons are filing this Amendment No. 1 to report that, as a result of certain purchases of the Issuer’s Common Stock in ordinary market transactions (see Item 5), the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock has increased by more than one percent. Except as specifically amended by this Amendment No. 1, the disclosure in the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds used for the purchase of the Common Stock were the invested funds of ZIG’s advisory clients. A total of approximately $25,296,757 was paid to acquire such Common Stock, including $4,624,757 to acquire the shares of Common Stock reported in this Amendment No. 1. The Common Stock was acquired in open market purchases in the ordinary course of ZIG’s business and is held in separate accounts maintained for each of ZIG’s advisee clients at one or more independent banks and/or brokerage firms. No shares were purchased on margin.

Item 4.	Purpose of Transaction

The responses set forth in Item 4 of the Original Schedule 13D are hereby amended and supplemented as follows:

ZIG acquired, for investment purposes on behalf of the accounts of certain investment advisory clients of ZIG over which ZIG has investment discretion, the shares of the Common Stock reported herein. ZIG’s purchases were made in the ordinary course of its business as a registered investment adviser. The shares of Common Stock over which ZIG currently exercises control or discretion are beneficially owned by certain investment advisory clients of ZIG on whose behalf ZIG has discretionary investment authority.

ZIG, on behalf of its investment advisory clients, may in the future purchase additional shares of the Common Stock or dispose of some or all of such shares in open-market transactions or privately negotiated transactions. Other than as described herein, ZIG does not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.

(c)	On 12/24/12, one of ZIG’s investment advisory clients closed its account, resulting in 700 shares of the Common Stock being delivered to that client’s new custodian. ZIG no longer has voting or investment control over these shares.

CUSIP No. 140501107	Page 6 of 8

In addition, in the sixty (60) days prior to the date which triggered the filing of this Amendment No. 1 (January 8, 2013), and between that date and the filing of this Amendment No. 1, ZIG purchased and sold shares of the Common Stock in open market transactions. A list of those transactions is provided below. Other than as described herein, no Reporting Person has engaged in any transaction during the period described above in any shares of the Issuer’s Common Stock.

Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
60	101.12	11/12/2012
1100	99.32	11/12/2012
130	100.50	11/12/2012
150	102.57	11/13/2012
990	101.59	11/13/2012
565	102.16	11/14/2012
30	101.32	11/15/2012
139	101.72	11/16/2012
(20)	100.00	11/16/2012
60	107.50	11/26/2012
(1500)	107.08	11/26/2012
90	107.17	11/26/2012
1500	107.03	11/27/2012
610	109.52	12/05/2012
50	107.88	12/10/2012
80	108.28	12/11/2012
(30)	107.16	12/11/2012
(40)	103.50	12/14/2012
1000	106.57	12/17/2012
7900	107.64	12/18/2012
8110	108.08	12/19/2012
75	108.58	12/20/2012
415	108.05	12/20/2012
93	105.42	12/21/2012
295	106.86	12/21/2012
(135)	100.00	12/26/2012
655	99.13	12/27/2012
170	98.68	12/28/2012
3188	99.00	12/28/2012
737	99.87	12/31/2012
200	99.74	12/31/2012
2145	103.69	1/08/2013
195	104.40	1/08/2013
90	104.87	1/09/2013
300	104.74	1/09/2013
15	104.50	1/09/2013
800	104.92	1/10/2013
402	104.79	1/11/2013
468	106.69	1/14/2013
145	107.13	1/15/2013
185	106.55	1/15/2013
105	106.19	1/18/2013
155	102.96	1/25/2013
490	103.55	1/28/2013
215	106.05	1/29/2013
190	107.96	1/29/2013
35	107.52	1/30/2013
65	108.93	1/31/2013
15	109.10	2/01/2013
55	108.43	2/01/2013
100	107.14	2/04/2013
80	109.11	2/05/2013
140	108.10	2/08/2013

CUSIP No. 140501107	Page 7 of 8

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

On May 31, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D (including any and all amendments thereto) with respect to securities of the Issuer. A copy of that agreement is attached to the Original 13D as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

All of the materials filed as exhibits to the Original Schedule 13D are incorporated by reference herein.

CUSIP No. 140501107	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated this 12th day of February, 2013

ZUCKERMAN INVESTMENT GROUP, LLC

By:	/s/ Daniel R. Zuckerman
Name:	Daniel R. Zuckerman
Title:	President

/s/ Sherwin A. Zuckerman
Sherwin A. Zuckerman

/s/ Daniel R. Zuckerman
Daniel R. Zuckerman